Exhibit 12(b)

General Electric Capital Services, Inc.
and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2006	2005	2004	2003	2002

Earnings from continuing operations	$10,495	$9,527	$8,169	$6,256	$4,122
Provision (benefit) for income taxes	1,374	1,285	1,723	1,199	(59)
Minority interest	235	202	190	127	145
Earnings from continuing operations before
income taxes and minority interest	12,104	11,014	10,082	7,582	4,208

Fixed Charges:
Interest	18,383	14,384	11,183	10,001	9,677
One-third of rentals(a)	330	331	311	276	300
Total fixed charges	18,713	14,715	11,494	10,277	9,977
Less interest capitalized, net of amortization	(77)	(72)	(37)	(23)	(38)

Earnings from continuing operations
before income taxes and minority
interest plus fixed charges	$30,740	$25,657	$21,539	$17,836	$14,147

Preferred stock dividend requirements	$1	$1	$1	$1	$1

Ratio of earnings before provision for income
taxes to earnings from continuing operations	1.13	1.13	1.21	1.19	0.99

Preferred stock dividend factor
on pre-tax basis	1	1	1	1	1
Fixed charges	18,713	14,715	11,494	10,277	9,977

Total fixed charges and preferred stock
dividend requirements	$18,714	$14,716	$11,495	$10,278	$9,978

Ratio of earnings to combined fixed charges
and preferred stock dividends	1.64	1.74	1.87	1.74	1.42

(a)	Considered to be representative of interest factor in rental expense.